Form 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person
(Last)	(First)	(Middle)
Van Leeuwen	John	C.
(Street)	(City)	(State)	(Zip Code)
7 Wellington Drive	Saratoga Springs	NY	12866

2. Issuer Name and Ticker or Trading Symbol
Arrow Financial Corporation (AROW)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Day/Year
March 10, 2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
[] Director
[ ] 10% Owner
[x ] Officer	(title) Senior Vice President
[ ] Other	(specify)

7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans- action Date (M/D/Y)	2A. Deemed Execu- tion Date, if any (M/D/Y)	3. Trans- action Code		4. Securities Acquired(A) Disposed(D)			5. Amount of Securities Beneficially Owned Following Reported Transactions	6. Ownership Form Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/10/03		M		2,100	A	$15.04	4,159
Common Stock	03/10/03		F		1,076	D	$29.35	3,083
Common Stock	03/11/03		S		1,024	D	$28.82	2,059	D	Brokerage Account
Common Stock								10	D	Drip with Wife
Common Stock								737	D	DRIP
Common Stock								8,020	I	ESOP
Common Stock								335	D	DRIP - IRA
Common Stock								165	I	DRIP Custodian for Son
Common Stock								165	I	DRIP Custodian for Son
Common Stock								113	I	ESPP

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Tran- action Date (M/D/Y)	3A. Deemed Execution Date, if Any (M/D/Y)	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (M/D/Y)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Employee Stock Option (Right to Buy)	$15.04	03/10/03		M			2,100	AA	11/29/06

Table II (Continued)

1. Title of Derivative Security	7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	Common Stock	2,100	$15.04	4,267	D

Explanation of Responses:

AA = Option granted 11/29/96 and is exercisable over a four year period, one quarter each year beginning one year after the date of the grant.

Signature of Reporting Person

Gerard R. Bilodeau

Attorney in Fact

Date:

03/12/03